Computation of Per Share Earnings
Exhibit 11.1





                            October 31, October 25,  October 27,
                               1997         1996        1995
Adjusted Shares Outstanding

Weighted average common
    shares outstanding        4,192,530    3,767,083   3,318,649

Warrants                      3,352,968    3,383,800   3,404,801

Stock Options                   625,656      795,759    967,461

   Total common shares and
    common share equivalents  8,171,154    7,946,642   7,690,911


20% common stock limitation    (493,912)    (319,728)   (663,730)

Adjusted weighted average
   shares outstanding         7,677,242    7,626,914    7,027,181


Adjusted Net Earnings

Net earnings               $11,502,000   $12,895,000   $9,838,000

Adjustment for 20% common
  stock limitation                   -            -        27,000

Adjusted earnings for computation
     of earnings per share  $11,502,000  $12,895,000   $9,865,000


Earnings Per Share

Adjusted earnings for computation
     of earnings per share $11,502,000   $12,895,000   $9,865,000

Adjusted weighted average shares
     outstanding             7,677,242     7,626,914    7,027,181

Earnings per common share       $1.50          $1.69        $1.40








NOTES:

Primary earnings per share and fully diluted earnings per share were substantially the same in all periods presented.

The modified treasury stock method is used to calculate net earnings per common share. The calculation uses the weighted average number of common shares outstanding and, when fully dilutive, common equivalent shares outstanding (warrants and stock options). Under the method, all warrants and options are assumed to be exercised and up to 20% of common shares outstanding are assumed to be repurchased. The remaining proceeds, if any, are then assumed to be used to reduce debt and the resulting reduction in interest expense is added back to net earnings for calculation of earnings per share.


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